Press Release

FOR IMMEDIATE RELEASE For additional information: Deutsche Bank Press Office (212) 454-2085 Shareholder Account Information (800) 294-4366 DWS Closed-End Funds (800) 349-4281

DWS Enhanced Commodity Strategy Fund, Inc. Announces Preliminary Results of
Reconvened Annual Meeting of Stockholders

NEW YORK, NY, July 22, 2010 – The Board of Directors of DWS Enhanced Commodity Strategy Fund, Inc. (NYSE: GCS) announced today that the Fund’s reconvened annual meeting of stockholders was held on July 22, 2010 after being adjourned without action on June 28, 2010. Preliminary results indicate stockholders approved the Board’s proposal to merge the Fund into DWS Enhanced Commodity Strategy Fund, a registered open-end fund also managed by Deutsche Investment Management Americas Inc. The Fund will announce the anticipated closing date for the merger in a future press release, but at this time the merger is expected to be completed by the end of August 2010.

At the Annual Meeting, stockholders also considered the election of Directors of the Fund. Preliminary results indicate that a quorum was present but none of the nominees received a sufficient number of votes to be elected. Therefore, the incumbent Class I Directors, Dawn-Marie Driscoll, John W. Ballantine and Henry P. Becton, Jr., and the incumbent Class III Directors, Rebecca W. Rimel, Paul K. Freeman, William McClayton, William N. Searcy, Jr. and Robert H. Wadsworth, will continue as Directors until such time as their respective successors are duly elected and qualify.

Preliminary results also indicate that stockholders did not approve a proposal presented by Western Investment LLC to terminate the investment management agreement between the Fund and Deutsche Investment Management Americas Inc.

The Fund will announce final results once the Independent Inspector of Election issues its final report with respect to the meeting.

For more information on the Fund, visit www.dws-investments.com or call (800) 349-4281.

IMPORTANT INFORMATION

DWS Enhanced Commodity Strategy Fund, Inc. (formerly DWS Global Commodities Stock Fund, Inc.) (NYSE: GCS) is a non-diversified, closed-end investment company currently invested in commodity-linked derivative instruments backed by a portfolio of fixed income securities, including inflation-indexed securities, of varying maturities issued by the US government, non-US governments, their agencies or instrumentalities, and US and non-US corporations and derivatives related to each of these types of securities. The investment objective of the Fund is capital appreciation with total return as a secondary objective.

The fund invests in commodity-related securities, including commodity-linked derivatives which may subject the fund to special risks. Market price movements or regulatory and economic changes will have a significant impact on the fund’s performance. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly. Bond investments are subject to interest-rate and credit risks. When interest rates rise, bond prices generally fall. Credit risk refers to the ability of an issuer to make timely payments of principal and interest. This fund is non-diversified and can take larger positions in fewer issues, increasing its potential risk. Stocks may decline in value. Leverage results in additional risks and can magnify the effect of any losses.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of fund securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” and similar expressions. Such statements represent management's current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The following factors, among others, could cause actual results to differ materially from forward-looking statements: (i) the need to obtain any necessary regulatory approvals; (ii) the effects of changes in market and economic conditions; (iii) other legal and regulatory developments; and (iv) other additional risks and uncertainties.

FOR MORE INFORMATION: For more information regarding DWS Enhanced Commodity Strategy Fund, a registered open-end fund, including to obtain a free copy of the prospectus/proxy statement relating to the proposed merger (and containing important information about fees, expenses and risk considerations) which is included in an effective registration statement that has been filed by such fund with the SEC, please visit the SEC’s Website www.sec.gov. Please read the prospectus/proxy statement carefully before making any investment decisions because it contains important information.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE
NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Investments is part of Deutsche Bank’s Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company. (R-5841-2  7/10)